UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2014

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐  No☒

MATERIAL EVENT

CORPORATE NAME                                                                    :                                            EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY                                            :                                            00124

TAXPAYER I.D.                                                                                                 :                                            91.144.000-8

The following material or relevant event is reported by virtue of the stipulations in Articles 9 and 10 of Law N°18.045, and the provisions of General Rule N°30 of the Superintendency of Securities and Insurance:

The following resolutions were adopted at the Shareholders’ Meeting held April 21, 2014:

1.              The approval of the annual report, balance and consolidated statement of financial position for the year 2013; as well as the report of Independent Auditors with respect to the financial statements;

2.              The approval of earnings distribution and dividend payments;

3.              The approval of the Company dividend distribution policy and the distribution and payment procedures utilized;

4.              The approval of the compensation for Directors, members of the Directors’ Committee pursuant to Law N° 18.046, and members of the Audit Committee established pursuant to the Sarbanes & Oxley Act; their annual report and expenses incurred by both Committees;

5.              The appointment of PriceWaterhouseCoppers as the Company’s independent auditors for the year 2014;

6.              The appointment of Fitch Ratings and ICR as local rating agencies and Fitch Rating and Standards & Poors as international rating agencies, for the year 2014;

7.              The approval of the report on Board agreements in accordance with articles 146 and forward of the Chilean Corporate Law, regarding operations that took place after the last General Shareholders’ Meeting; and,

8.              The appointment of “El Mercurio” from Santiago, as the newspaper where Company´s notices should be published

Regarding item two above, the following payment of dividends were approved:

1)                       Distribution of a Definitive Dividend N°188, on account of the fiscal year ending December 31, 2013, for the following amounts:

.- Ch$1.46 per each Series A Shares; and,

.- Ch$1.606 per each Series B Shares.

This dividend will be available beginning May 16, 2014.

2)                       Distribution of Additional Dividends Nº 189 and Nº 190, on account of the Retained Earnings, for the following amounts:

Nº189:

CH$12.37 per each Series A Shares; and.

CH$13.607 per each Series B Shares.

This dividend will be available beginning May 16, 2014.

Nº190:

CH$12.37 per each Series A Shares; and.

CH$13.607 per each Series B Shares.

This dividend will be available beginning August 20, 2014.

Santiago, April 22, 2014.

(signed)

Jaime Cohen A.

Chief Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, April 22, 2014